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EXHIBIT (12)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended March 31, 2002
Income before provision for income taxes and fixed charges (Note A)	$42,914,700
Fixed charges:
Interest on first mortgage bonds	$17,393,820
Amortization of debt discount and expense less premium	1,101,846
Interest on short-term debt	1,511,679
Interest on long-term debt	7,899,736
Interest on trust preferred distributions by subsidiary holding solely parent debentures	4,250,000
Other interest	946,500
Rental expense representative of an interest factor (Note B)	19,205

Total fixed charges	33,122,786
Ratio of income before provision for incomes taxes to net income	1.278	x

Ratio of earnings to fixed charges	1.30	x
NOTE A:
For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.
NOTE B:	One-third of rental expense (which approximates the interest factor).

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  EXHIBIT (12)